Contact

www.linkedin.com/in/kristi-britto-666533167 (LinkedIn)

Top Skills

Leadership
Entrepreneurship
Holistic Health

Kristi Britto

Co-Founder at SORCE | Operator | Entrepreneur | Mama
Los Angeles Metropolitan Area

Summary

Curing the human energy crisis.

Experience

SORCE
Co-Founder
May 2020 - Present (3 years 4 months)

StartUp Health
Member
August 2019 - Present (4 years 1 month)

Education

Georgia Southern University
Bachelor's degree, Foods, Nutrition, and Wellness Studies, General

Institute for Integrative Nutrition
Board Certified Nutrition Specialist · (2016 - 2017)